Exhibit 10.2

EXECUTION

INTERIM POSITION AND NON-COMPETE AGREEMENT

This Interim Position and Non-Compete Agreement (the “Agreement”) is made and entered into on this 16th day of November, 2016 by and between Lamb Weston Holdings, Inc. (the “Company”) and John Gehring (“you” or “Gehring”), collectively the “Parties” and is effective on December 16, 2016 (the “Effective Date”). For the avoidance of doubt, the Interim Position and Non-Compete Agreement between ConAgra Foods (“ConAgra”) and Gehring, effective as of September 28, 2016 (the “ConAgra Agreement”), including the releases executed thereby, will remain in effect and is not amended or superseded by this Agreement.

The Company and Gehring hereby mutually covenant and agree as follows:

(1) Position, Term, Reporting, Location, Schedule.

a.	Gehring hereby agrees to continue employment with the Company as Vice President and interim Chief Financial Officer (“CFO”). As Vice President and interim CFO of the Company, Gehring will be responsible for attending Company board of directors’ and committee meetings (as requested by the Company), preparing earnings releases and other public filings, and performing other responsibilities that are customary for a public company CFO and as mutually agreed by Gehring and the Company. Gehring shall be the principal financial officer for the Company. If, prior to the completion of the Term, a permanent Chief Financial Officer commences employment with the Company in such capacity, Gehring will no longer be the CFO or principal financial officer for the Company and will become a special adviser to the CEO for the remainder of the Term.

b.	Gehring’s employment under this Agreement shall commence on the Effective Date and shall continue until January 31, 2017, unless terminated on an earlier date in accordance with Section 3 of the Agreement (such period, the “Term”). If Gehring’s employment with the Company is terminated prior to the Effective Date, then this Agreement shall be cancelled and will be of no further force and effect.

c.	Gehring shall report to Chief Executive Officer of the Company, Thomas Werner. The Company’s Controller and Treasurer will report to Gehring.

d.	During the Term, Gehring will be officed in Omaha, Nebraska or Steamboat Springs, Colorado. During the period from December 16, 2016 through January 1, 2017, Gehring will work on a limited basis solely from Omaha, Nebraska or Steamboat Springs, Colorado. Gehring will commute to Boise, Idaho as necessary to perform the duties of his position. Gehring will be entitled to use Company-owned corporate aircraft for his commute or, if corporate aircraft is unavailable, the highest class of service available on the commercial flight of his choice.

e.	Gehring will be expected to continue to work pursuant to his current schedule. The Company will honor Gehring’s family commitments related to his daughter’s college visits. Gehring will be entitled to participate in company-recognized holidays.

(2) Compensation, Benefits and Related Matters

a.	Salary. During the Term, the Company shall continue to pay Gehring at the current rate of his base annual salary of Six Hundred Fifty Thousand Dollars ($650,000.00), less applicable taxes and withholdings required by law or deductions authorized by Gehring pursuant to the Company’s normal payroll procedures.

b.

Benefits. During the Term, Gehring shall be eligible to participate in all Company benefit plans, as in effect or amended from time to time, in which officers of the Company participate. For the avoidance of doubt, in connection with the spinoff of the

Company from ConAgra (the “Spin-Off”), the liabilities associated with Gehring’s accounts under the ConAgra Foods, Inc. Amended and Restated Non-Qualified CRISP Plan and the ConAgra Foods, Inc. Amended and Restated Voluntary Deferred Compensation Plan were not transferred to the Company or any nonqualified deferred compensation plan of the Company.

c.	Annual Bonus. Gehring shall continue to be eligible to participate in the Company FY17 Management Incentive Plan (the “MIP”) at a target of 100% of his base salary. Gehring’s MIP award shall be based on the funded percentage for then-active members of the Company’s senior leadership team (i.e., no individual modifier will be applied to reduce the award) and the number of days employed with the Company during FY17. Gehring’s MIP award shall also be subject to all other terms of the MIP.

(3) Termination of Agreement

a.	The Company may terminate this Agreement at any time, by giving written notice of such termination to Gehring, upon one of the following events: (i) upon a mutually agreed upon date following the identification and onboarding of a permanent Chief Financial Officer; (ii) the knowing engagement of Gehring in serious misconduct that is monetarily or otherwise materially injurious to the Company; (iii) the failure of Gehring to follow any reasonable or lawful directive of the Board of Directors of the Company; (iv) the admission to, conviction of, or entering of a plea of nolo contendere to any felony or any lesser crime involving moral turpitude, fraud, embezzlement or theft by Gehring: (v) act by Gehring of fraud, embezzlement, theft or intentional misrepresentation in connection with Gehring’s duties or in the course of Gehring’s engagement with the Company; (vi) the material breach of any Company policies or rules or any provision of this Agreement; and (vii) any breach of Gehring’s fiduciary responsibility to the Company. In the event of a termination for one of the above-listed reasons, the Company shall pay to Gehring the compensation payable to Gehring for the payroll period in which such termination occurs, prorated to the day of termination. A termination of the Agreement for one of the above-listed reasons will not cause Gehring to forfeit any benefits to which he is otherwise entitled to receive after his termination of employment by reason of the terms of such benefits.

b.	Gehring may terminate this Agreement at any time by giving written notice of such termination to the Company at least thirty (30) days prior to the effective date of such termination; provided, however, that such period may be reduced by the Company in its sole and absolute discretion. During such period, it is understood Gehring shall continue to perform relevant duties for the Company and will assist the Company with transferring Gehring’s responsibilities in an appropriate manner and take such reasonable actions to assure a smooth transition. In the event of a termination by Gehring, the Company shall pay to Gehring the compensation payable to Gehring for the payroll period in which such termination occurs, prorated to the day of termination.

(4) Gehring also agrees that, within thirty (30) days of his separation from service with the Company (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended), Gehring shall execute a Release of Claims in the form of and in accordance with the terms of Exhibit A, attached hereto and by this reference incorporated herein (the “Release”). If Gehring executes (and does not revoke) the Release, the Company will pay Gehring a gross amount of One Hundred Fifty Thousand Dollars ($150,000.00), less applicable withholdings, payable within 30 days following Gehring’s execution of the Release. Gehring acknowledges that such payment combined with the other payments and benefits set forth in this Agreement are more than sufficient consideration for the Release and the restrictive covenants set forth below.

(5) Gehring acknowledges that during his employment he has been granted access to the Company’s Confidential Information. This Confidential Information is not generally known to, or readily ascertainable by, the public or the Company’s competitors and gives the Company a competitive advantage. Unauthorized disclosure of this Confidential Information would result in irreparable injury to the Company, its subsidiaries, affiliates or joint ventures. Gehring therefore shall not, without the Company’s prior permission, directly or indirectly, utilize or disclose to anyone outside of the Company, or permit access by unauthorized persons or entities to, any Confidential Information, and shall take all reasonable precautions to prevent any person or entity access to any of the Confidential Information.

“Confidential Information” is defined as non-public information of value to the Company that Gehring learned in connection with his employment with the Company and that would be valuable to a competitor or other third parties. Confidential Information includes, but is not limited to, information concerning the Company’s business plans, operations, products, services, vendors and vendor contacts, referrals and sourcing, strategies, marketing, sales, inventions, designs, costs, legal strategies, finances, customers, prospective customers, licensees, or licensors; information regarding the Company’s revenue, rates, pricing or price formulas, profit margin; computer software, information received from third parties under confidential conditions; or other valuable financial, commercial, business, technical or marketing information concerning the Company, or any of the products or services made, developed or sold by the Company.

An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in confidence to a Federal, State, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

(6) Gehring recognizes and agrees that the Company has a legitimate business interest in restricting potential competitors from hiring Employees who possess or otherwise may have or had access to the Company’s or any of its affiliates’ confidential information. Therefore, Gehring agrees that from the date of this Agreement through the twenty-four (24) month period following the end of the Term, Gehring shall not directly or indirectly through any other person or entity recruit, induce, or attempt to induce any Employee to terminate his or his employment with the Company or otherwise interfere in any way with the employment relationship between the Company and its Employees. This restriction includes, but is not limited to: (a) identifying Employees as potential candidates for employment by name, background or qualifications; (b) recruiting or soliciting Employees; and/or (c) participating in any pre-employment interviews with Employees. For purposes of this paragraph “Employee” (including its plural) means any person employed by the Company. The term “Company,” as used in this paragraph, shall include all controlled, direct and indirect, subsidiaries of the Company.

(7) From the date of this Agreement through the twelve (12) month period following the end of the Term (the “Non-Compete Period”), Gehring agrees he will not, within the Restricted Geographic Area, be employed by, work for, consult with, provide services to, or lend assistance to any Competing Organization in a Prohibited Capacity. For purposes of this Agreement:

“Competing Organization” is defined as any organization that researches, develops, manufactures, markets, distributes and/or sells one or more Competing Products/Services.

“Competing Products/Services” means any products, services or activities (including, without limitation, products, services or activities in the planning or development stage during the Non-Compete Period) that compete, directly or indirectly, in whole or in part, with one or more of the material products, services or activities (including, without limitation, products, services or activities in the planning or development stage during the Non-Compete Period) produced, provided, or engaged in by Company or its affiliates at the time of the end of the Term and with which Gehring worked or about which Gehring obtained any trade secret or other Confidential Information at any time during the five (5) years immediately preceding the end of the Term. “Material products, services or activities” means the development, manufacture or production of packaged food products for the retail, foodservice or institutional channels.

For purposes of this Agreement, “Prohibited Capacity” is defined as (a) any same or similar capacity to that held by Gehring at any time during the last three (3) years of employment with Company prior to the end of the Term; (b) any executive or managerial capacity; or (c) any capacity in which Gehring’s knowledge of Confidential Information would render his assistance to a Competing Organization a competitive advantage.

For purposes of this Agreement, “Restricted Geographic Area” is defined as all countries, territories, parishes, municipalities and states in which the Company is doing business or is selling its products at the time of the end of the Term, including but not limited to every parish and municipality in the state of Louisiana. Gehring acknowledges that this geographic scope is reasonable given his position with the Company, the international scope of the Company’s business; and the fact that Gehring could compete with the Company from anywhere the Company does business.

(8) Gehring acknowledges that a violation of the restrictive covenants set forth in Paragraphs 5, 6 and 7 above would cause irreparable damage to the Company, and that in the event of a breach or threatened breach, the Company would be entitled to injunctive relief, without the posting of any bond, in addition to any other such relief as may be appropriate at law or in equity.

(9) Gehring shall not be entitled to any other payments or benefits from the Company other than as expressly set forth in this Agreement, except those benefits payable pursuant to any pension, equity award, deferred compensation and 401(k) plans of the Company or ConAgra, as applicable, and the agreements related to previously granted equity-based compensation. Except as provided herein, Gehring’s participation in any employee benefit, stock option, or other incentive plan, between Gehring and the Company will continue to vest, be subject to exercise, and/or be forfeited, in each case only as specifically provided for under the terms of any such grants to Gehring and the terms of the applicable plan and relevant agreements.

(10) Gehring shall make no public statements, or request, cause or solicit any third party to make any public statements that are in any way inconsistent with the terms of this Agreement. Gehring further agrees not to make any disparaging remarks or take any action now, or at any time in the future, that could be detrimental to the reputation of the Company, or any of its directors, officers or employees. Nothing in this Agreement, however, shall prohibit Gehring from providing accurate and truthful information to any court or governmental entity; or to any person or organization in response to legal process or otherwise as required by law or administrative agency process; or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Neither does this Agreement require Gehring to withdraw, or prohibit Gehring from filing or participating in any investigation by or proceeding with any government administrative agency (such as the EEOC). However, Gehring waives any relief, damages, or remedy as a result of any legal action against the Company based upon the matters released and waived by the Release whether Gehring or another party initiates the action. The Company agrees that Tom Werner and his direct reports will not publicly make or publish any disparaging or negative comments about Gehring; provided, however, that nothing herein prohibits Mr. Werner and his direct reports from providing accurate and truthful information to any court or governmental entity; or to any person or organization in response to legal process or otherwise as required by law or administrative agency process.

(11) Gehring agrees to make himself reasonably available to the Company, and will, for twelve (12) months following the end of the Term:

a.	Promptly notify the Company, in writing, if Gehring receives any request from anyone other than the Company for information regarding any potential claims or proposed litigation against the Company or any of its affiliates.

b.

Refrain from providing any information related to any matter, claim or potential litigation against the Company, or its affiliates to any non-Company representatives, without either the Company’s written permission or being required to provide information pursuant to legal process. Nothing in this Agreement prohibits Gehring from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. No prior authorization of the Company is necessary to make any such reports or disclosures, and no requirement exists to notify the Company of such reports or disclosures.

c.	If required by law to provide sworn testimony on Company or affiliate-related matters, to the extent legally permitted, consult with and, to the extent legally permitted, have Company-designated legal counsel present (in addition to any personal counsel) for such testimony. The Company will be responsible for the costs of Company designated counsel (but not personal counsel). Any testimony will be confined to items about which Gehring has actual knowledge rather than speculation, unless otherwise directed by legal process.

d.	Gehring will be reimbursed after an expense statement is received for reasonable travel, food, lodging and similar out-of-pocket expenses required to fulfill the cooperation provisions above.

(12) All payments to be made to Gehring hereunder shall be subject to all applicable taxes, including withholding taxes. Gehring will be responsible for all taxes, of any kind, due under this Agreement.

(13) If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable in any respect, then such provision shall be deemed limited and restricted to the maximum extent that the court shall deem the provision to be enforceable, or, in the event that this is not possible, the provision shall be severed and all remaining provisions shall continue in full force and effect.

(14) It is intended that any amounts payable under this Agreement will be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended, and treasury regulations relating thereto (collectively, “Section 409A”), so as not to subject Gehring to the payment of any interest and tax penalty which may be imposed under Section 409A, and this Agreement shall be interpreted and construed accordingly; provided however, that the Company shall not be responsible for any taxes, penalties, interest or other losses or expenses incurred by Gehring due to any failure to comply with Section 409A. The timing of the payments or benefits provided herein may be modified to so comply with Section 409A. To the extent any payment under this Agreement constitutes deferred compensation within the meaning of Section 409A, all references in this Agreement to Gehring’s separation of employment shall mean a separation from service within the meaning of Section 409A. Each payment under this Agreement as a result of Gehring’s separation from service shall be considered a separate payment for purposes of Section 409A. To the extent that any reimbursement or in-kind benefit provided under this Agreement is nonqualified deferred compensation within the meaning of Section 409A: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; (ii) the reimbursement of an eligible expense must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(15) The Company will pay all of Gehring’s reasonable legal expenses incurred in connection with the review/negotiation of this Agreement.

(16) Gehring will be an officer of the Company until the end of the Term and will be covered by the Company’s director & officer liability insurance for any claims arising during Gehring’s employment or service to the Company.

(17) This Agreement shall be governed by the substantive laws of the State of Idaho. The Company and Gehring agree that any legal action relating to this Agreement shall be commenced and maintained exclusively before any appropriate state court of record in Ada County, Idaho, or the United States District Court for the District of Idaho, and the parties hereby submit to the jurisdiction of such courts and waive any right to challenge or otherwise object to personal jurisdiction or venue in any action commenced or maintained in such courts.

(18) This Agreement, together with the incorporated release, constitutes the entire agreement of the parties and supersedes any and all prior agreements and understandings between Gehring and the Company, whether oral or in writing, except with regard to the Plans and/or agreements set forth in Paragraph 9 above. This Agreement may not be revoked, amended, modified or revised except as otherwise provided for in this Agreement or in writing executed by Gehring and a corporate officer of the Company. For the avoidance of doubt, the ConAgra Agreement, including the releases of claims incorporated therein, remains in effect and is not amended or superseded by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, Lamb Weston Holdings, Inc. and John Gehring have executed this Agreement as of the day and year first above written.

John Gehring		Lamb Weston Holdings, Inc.

By:	/s/ John Gehring	By:	/s/ Thomas P. Werner

Date:	11/16/2016	Date:	11/16/2016

EXHIBIT A

GENERAL RELEASE

In consideration of the benefits provided to John Gehring (“Gehring”) and to be received by Gehring from Lamb Weston Holdings, Inc. (the “Company”) as described in the Interim Position and Non-Compete Agreement between the Company and Gehring dated November 16, 2016 (the “Agreement”):

1.	Claims Released. Gehring, for himself and on behalf of anyone claiming through Gehring including each and ail of Gehring’s legal representatives, administrators, executors, heirs, successors and assigns (collectively, the “Gehring Releasors”), does hereby fully, finally and forever release, absolve and discharge the Company and each and all of its legal predecessors, successors, assigns, fiduciaries, parents, subsidiaries, divisions and other affiliates, and each of the foregoing’s respective past, present and future principals, partners, shareholders, directors, officers, employees, agents, consultants, attorneys, trustees, administrators, executors and representatives (collectively, the “Company Released Parties”), of, from and for any and all claims, causes of action, lawsuits, controversies, liabilities, losses, damages, costs, expenses and demands of any nature whatsoever, at law or in equity, whether known or unknown, asserted or unasserted, foreseen or unforeseen, that the Gehring Releasors (or any of them) now have, have ever had, or may have against the Company Released Parties (or any of them) based upon, arising out of, concerning, relating to or resulting from any act, omission, matter, fact, occurrence, transaction, claim, contention, statement or event occurring or existing at any time in the past up to and including the date on which Gehring signs this Release, including, without limitation, (i) all claims arising out of or in any way relating to Gehring’s employment with or separation of employment from the Company or its affiliates; (ii) all claims for compensation or benefits, including salary, commissions, bonuses, vacation pay, expense reimbursements, severance pay, fringe benefits, stock options, restricted stock units or any other ownership interests in the Company Released Parties; (iii) all claims for breach of contract, wrongful termination and breach of the implied covenant of good faith and fair dealing; (iv) all tort claims, including claims for fraud, defamation, invasion of privacy and emotional distress; (v) all other common law claims; and (vi) all claims (including claims for discrimination, harassment, retaliation, attorneys fees, expenses or otherwise) that were or could have been asserted by Gehring or on his behalf in any federal, state, or local court, commission, or agency, or under any federal, state, local, employment, services or other law, regulation, ordinance, constitutional provision, executive order or other source of law, including without limitation under any of the following laws, as amended from time to time: the Age Discrimination in Employment Act (the “ADEA”), as amended by the Older Workers’ Benefit Protection Act of 1990 (the “OWBPA”), Title VII of the Civil Rights Act of 1964, 42 U.S.C. §§ 1981 & 1981a, the Americans with Disabilities Act, the Equal Pay Act, the Employee Retirement Income Security Act, the Lilly Ledbetter Fair Pay Act of 2009, the Family and Medical Leave Act, Sarbanes-Oxley Act of 2002, the National Labor Relations Act, the Rehabilitation Act of 1973, the WARN Act, Federal Executive Order 11246 and the Genetic Information Nondiscrimination Act.

2.	Scope of Release. Nothing in this Release (i) shall release the Company from any obligation to defend and/or indemnify Gehring against any third party claims arising out of any action or inaction by Gehring during the time of his employment and within the scope of his duties with the Company to the extent Gehring has any such defense or indemnification right, and to the extent permitted by applicable law and to the extent the claims are covered by the Company’s director & officer liability insurance or (ii) shall affect Gehring’s right to file a claim for workers’ compensation or unemployment insurance benefits.

Gehring further acknowledges that by signing this Release, Gehring does not waive the right to file a charge against the Company with, communicate with or participate in any investigation by the EEOC or any comparable state or local agency. However, Gehring waives and releases, to the fullest extent legally permissible, all entitlement to any form of monetary relief arising from a charge Gehring or others may file, including without limitation any costs, expenses or attorneys’ fees. Gehring understands that this waiver and release of monetary relief would not affect an enforcement agency’s ability to investigate a charge or to pursue relief on behalf of others.

3.	Knowing and Voluntary ADEA Waiver. In compliance with the requirements of the OWBPA, Gehring acknowledges by his signature below that, with respect to the rights and claims waived and released in this Release under the ADEA, Gehring specifically acknowledges and agrees as follows: (i) Gehring has read and understands the terms of this Release; (ii) Gehring has been advised and hereby is advised, and has had the opportunity, to consult with an attorney before signing this Release; (iii) Gehring is releasing the Company and the other Company Released Parties from, among other things, any claims that Gehring may have against them pursuant to the ADEA; (iv) the releases contained in this Release do not cover rights or claims that may arise after Gehring signs this Release; (v) Gehring has been given a period of twenty-one (21) days in which to consider and execute this Release (although Gehring may elect not to use the full twenty-one (21)-day period at Gehring’s option); (vi) Gehring may revoke this Release during the seven (7) day period following the date on which Gehring signs this Release, and this Release will not become effective and enforceable until the seven (7) day revocation period has expired (the date such revocation period expires, the “Effective Date”); and (vii) any such revocation must be submitted in writing to the Company c/o Eryk Spytek, SVP, General Counsel & Corporate Secretary, 599 S. Rivershore Lane, Eagle, ID 83616 prior to the expiration of such seven (7)-day revocation period. If Gehring revokes this Release within such seven (7)-day revocation period, it shall be null and void.

4.	Reaffirmation of Restrictive Covenants. Gehring agrees to and reaffirms his obligations as outlined in Sections 5, 6 and 7 of the Agreement (“Restrictive Covenants”), and acknowledges that the Restrictive Covenants remain in full force and effect.

5.	Entire Agreement. This Release, the Agreement, and the documents referenced therein contain the entire agreement between Gehring and the Company. Gehring acknowledges that no other promises or agreements have been offered for this Release (other than those described above) and that no other promises or agreements will be binding unless they are in writing and signed by Gehring and the Company. Notwithstanding the foregoing, Gehring acknowledges that the releases executed pursuant to the Interim Position and Non-Compete Agreement between ConAgra Foods and Gehring, effective as of September 28, 2016 are not amended or superseded by this Agreement.

I agree to the terms and conditions set forth in this Release.

JOHN GEHRING

Date: